SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 5
TO
SCHEDULE 13D
Under the Securities Exchange Act of 1934

DIRECT INSITE CORP.
 (Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

25457C 20 7
(CUSIP Number)

Michael Levin
Metropolitan Venture Partners II, L.P.
590 Madison Avenue, 34th Floor
New York, NY 10022
(212) 561-1219

Lawrence D. Hite
Tall Oaks Group LLC
205 Lexington Avenue, 8th Floor
New York, NY 10016
(212) 561-1202
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

With copies to:

Scott S. Rosenblum, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036
(212) 715-9100

April 15, 2011
(Date of Event Which Requires Filing of This Statement)

Introduction

This Amendment No. 5 to Schedule 13D (the “Amendment”) is being made on behalf of Metropolitan Venture Partners II, L.P., a Delaware limited partnership (“MetVP II”), Metropolitan Venture Partners (Advisors), L.P., a Delaware limited partnership (“MetVP Advisors”) and Metropolitan Venture Partners Corp., a Delaware corporation (“MetVP Corp.”, and, together with MetVP II and MetVP Advisors, the “MetVP Entities”), Michael Levin, Tall Oaks Group LLC (“Tall Oaks”) and Lawrence D. Hite in respect of the common stock of Direct Insite Corp.  The MetVP Entities, Tall Oaks, Mr. Levin and Mr. Hite are collectively referred to herein as the “Reporting Persons.”   Notwithstanding this Amendment, the prior reports on Schedule 13D, as amended, of the MetVP Entities, Tall Oaks, Mr. Levin and Mr. Hite each speaks as of the dates of their respective filings.

Because of the discussions of the Reporting Persons with S.A.V.E. Partners III, LLC, a Delaware limited liability company (“SAVE”) and certain of its affiliates referred to in Item 4 below, the Reporting Persons could be deemed to constitute a “group” with SAVE and its affiliates within the meaning of Rule 13d-4 under the Exchange Act.  Reference is made to the Schedule 13D filed by SAVE, Craig W. Thomas and Bradley M. Tirpak with the SEC on March 11, 2011, as amended from time to time (the “SAVE Schedule 13D”), for information concerning the interests of such parties in respect of the common stock of Direct Insite Corp.  Nothing contained herein shall be deemed to be an admission by the Reporting Persons that they constitute a group with SAVE, Mr. Thomas, Mr. Tirpak or any of its or their affiliates.

Item 4.   Purpose of Transaction

Item 4 of the Schedule 13D is amended by adding the following:

The Reporting Persons intend to elect directors of the Company constituting all or a majority of the board. The Reporting Persons are considering either nominating a slate to elect all directors at the Company’s 2011 Annual Meeting, which the Company has indicated would be held on May 25, 2011; or participating in a solicitation of written consents to (i) expand the size of the board of directors of the Company and (ii) elect directors to fill the vacancies created by such expansion, such that the directors elected by consent, together with Mr. Levin, would constitute a majority of the board. The Reporting Persons continue to speak with persons who may serve as their nominees at the annual meeting or in a consent solicitation, and are in the process of obtaining agreements with persons who agree to serve as nominees. They are also in discussions to gauge the interest of other stockholders in voting for the Reporting Persons’ nominees at the annual meeting or in response to a consent solicitation.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to MetVP II is true, complete and correct.

Dated: April 15, 2011

                METROPOLITAN VENTURE PARTNERS II, L.P.
                          By: METROPOLITAN VENTURE PARTNERS (ADVISORS), L.P., its general partner
                                  By: METROPOLITAN VENTURE PARTNERS CORP., its general partner

                                                 By: /s/ Michael Levin
                                                   Name: Michael Levin
                                                   Title:  Vice President of Finance

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to MetVP Advisors is true, complete and correct.

Dated:  April 15, 2011

                METROPOLITAN VENTURE PARTNERS (ADVISORS), L.P.
                                    By: METROPOLITAN VENTURE PARTNERS CORP., its general partner

                                                By: /s/ Michael Levin
                                                   Name: Michael Levin
                                                   Title:  Vice President of Finance

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to MetVP Corp is true, complete and correct.

Dated: April 15, 2011

                 METROPOLITAN VENTURE PARTNERS CORP.

                                                 By: /s/ Michael Levin
                                                   Name: Michael Levin
                                                   Title:  Vice President of Finance

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Tall Oaks is true, complete and correct.

Dated: April 15, 2011

                   TALL OAKS GROUP LLC

                                                By: /s/ Lawrence D. Hite
                                                   Name: Lawrence D. Hite
                                                   Title:  Managing Member

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Michael Levin
Michael Levin

/s/Lawrence D. Hite
Lawrence D. Hite

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